Qiao Xing Communication Industry Ltd. Expects Substantial Increase in Sales of
Fixed Line Telephones in 2003

Huizhou, China — December 3, 2003 — Qiao Xing Universal Telephone, Inc. (NASDAQ: XING) announced that is subsidiary, Qiao Xing Communication Industry Ltd. (“QXCI”), expects a substantial increase in both sales and profits from the fixed line telephones for the current financial year over those recorded for 2002.

According to QXCI, the company has been leveraging on the nationwide distribution network of more than 3,500 points of sales to aggressively market its products. In addition, it has also been working closely with the branch offices of China Telecom and China Netcom in 13 cities and provinces to offer products with value-added services like the short message phones. Because of the more advanced technology element, such value-added phones would enable QXCI to enjoy a higher gross margin. On the other hand, QXCI is also putting in more efforts to expand its export business and it anticipates its 2003 export quantity to be significantly higher than that of 2002.

Mr. WU Ruilin, Chairman of XING, said, “’Qiao Xing’ is a renowned brand name and well known in China. For 6 consecutive years, we ranked at least the second in terms of quantity of telephones sold, and we were number one in 1999. We believe we could possibly capture the number one position again in 2003.”

About Qiao Xing Universal Telephone, Inc.

In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and first telephone manufacturers in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces over 200 models of corded and cordless telephones and distributes such products through an extensive network of more than 3,500 retail stores throughout China. In May 2002, Qiao Xing’s 80 percent owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003. For more details, please visit www.cosun-xing.com.

Forward-looking statements

This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

Source: Qiao Xing Universal Telephone, Inc.

For more information on Qiao Xing Universal Telephone, Inc., please contact:

Rick Xiao of Qiao Xing Universal Telephone, Inc. Email: rickxiao@qiaoxing.com Tel: 86752 — 2820268